SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AMENDMENT NO. 2

Casey’s General Stores, Inc.
(Name of Subject Company (Issuer))

Casey’s General Stores, Inc.
 (Names of Filing Persons (Issuer and Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Allen Finkelson, Esq.
George F. Schoen, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$500,000,000	$35,650

(1) Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $500,000,000 in aggregate of up to 13,157,894 shares of common stock of Casey’s General Stores, Inc.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, equals $71.30 per million of the value of the transaction.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$35,650	Filing Party:	Casey’s General Stores, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 29, 2010

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Casey’s General Stores, Inc., an Iowa corporation (“Casey’s” or the “Company”) on July 29, 2010 (as amended, the “Schedule TO”) relating to the offer by Casey’s to purchase for cash up to $500 million in value of shares of common stock, no par value per share, of the Company (“Shares”), together with the associated rights to purchase Series A Serial Preferred Stock, no par value per share, of the Company issued pursuant to the Rights Agreement dated as of April 16, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a price not greater than $40.00 per Share nor less than $38.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended, the “Offer to Purchase”), dated July 29, 2010, and the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 1 through Item 11

(1) The first sentence of the fourth paragraph of the cover page of the Offer to Purchase is hereby amended and restated as follows:

We intend to fund the purchase of Shares in the Offer and to pay the fees and expenses in connection with the Offer through debt financing.

(2) The response to the question “How will the Company pay for the Shares?” in the “Summary Term Sheet” section of the Offer to Purchase is hereby amended and restated as follows:

The maximum aggregate Purchase Price of Shares repurchased in the Offer will be $500 million. We intend to fund the purchase of Shares in the Offer and pay the fees and expenses in connection with the Offer through debt financing (the “Debt Financing”).  On August 9, 2010, the Company consummated the Debt Financing through the issuance of 5.22% Senior Notes due 2020 (the “Notes”) in a private placement in an aggregate principal amount of $569 million.

(3) The first bullet point in the second paragraph under the caption “Forward Looking Statements” is hereby amended and restated as follows:

●	the increased indebtedness that we have incurred to purchase Shares in the Offer and pay related fees and expenses;

(4) The third paragraph under the caption “Litigation with Couche-Tard” in section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such paragraph:

On August 2, 2010, Casey’s filed its opposition to Couche-Tard’s motion for judgment on the pleadings.

(5) The second paragraph under the caption “Shareholder Litigation” in section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following at the end of such paragraph:

On August 4, 2010, the Iowa District Court in and for Polk County consolidated the Howie Complaint into the Mercier Complaint and appointed counsel in the Mercier Complaint as lead counsel.

(6) The third bullet point under the caption “Potential Benefits of the Offer” in section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer” of the Offer to Purchase is hereby amended and restated as follows:

●
We expect that consummation of the Offer will be highly accretive to our diluted earnings per Share at all purchase prices in the price range of the Offer, based on the decrease in the number of outstanding Shares, the estimated earnings of the Company in future periods and the interest cost of the Notes.

(7) The first bullet point under the caption “Potential Risks and Disadvantages of the Offer” in section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer” of the Offer to Purchase is hereby amended and restated as follows:

●
The Notes will be the source of the funds used to purchase Shares in the Offer and to pay the fees and expenses incurred in connection with the Offer. On August 9, 2010, we consummated the Debt Financing through the issuance of the Notes in a private placement in an aggregate principal amount of $569 million.  In addition, in connection with the issuance of the Notes, we used approximately $59 million of the proceeds from the sale of the Notes to prepay certain existing indebtedness (see Section 11 — “Certain Information Concerning Casey’s” for more information). Any net proceeds of the Notes offering not used for the foregoing purposes will be used for general corporate purposes. The net increase in our indebtedness will increase our net interest expense, could reduce our ability to engage in significant transactions, including acquisitions and future Share repurchases, without additional debt or equity financing, and could negatively impact our liquidity during periods of increased capital spending or higher operating expenses.

(8) Section “9. Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Assuming that the Offer is fully subscribed, the aggregate Purchase Price for the Shares purchased in the Offer will be $500 million.  The Notes will be the source of the funds used to purchase Shares in the Offer and to pay the fees and expenses incurred in connection with the Offer. On August 9, 2010, we consummated the Debt Financing through the issuance of the Notes in a private placement in an aggregate principal amount of $569 million. In addition, in connection with the issuance of the Notes, we used approximately $59 million of the proceeds from the sale of the Notes to prepay certain existing indebtedness (see Section 11 — “Certain Information Concerning Casey’s” for more information). Any net proceeds of the Notes offering not used for the foregoing purposes will be used for general corporate purposes.

The Offer is subject to the satisfaction of the Financing Condition. The Financing Condition is one of the conditions to the Offer described in Section 7. As of August 9, 2010, the Financing Condition was satisfied.

It is anticipated that the indebtedness under the Notes will be repaid from funds generated internally by Casey’s and its subsidiaries. No final decisions have been made, however, concerning the method Casey’s will employ to repay the Notes or the timing of such repayments. Such decisions, when made, will be based on Casey’s review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

Note Agreement.  On August 9, 2010, the Company entered into a Note Purchase Agreement, dated as of August 9, 2010 (the “Note Agreement”), with the Prudential Insurance Company of America, Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, Prudential Retirement Insurance and Annuity Company, Physicians Mutual Insurance Company, Companion Life Insurance Company, United Omaha Life Insurance Company, ING USA Annuity and Life Insurance Company, Reliastar Life Insurance Company, ING Life Insurance and Annuity Company, Reliastar Life Insurance Company of New York, Aviva Life and Annuity Company, Allstate Life Insurance Company of New York, American Heritage Life Insurance Company, Allstate Insurance Company, Allstate Life Insurance Company, New York Life Insurance and Annuity Corporation Institutionally Owned Life Insurance Separate Account (BOLI 3), New York Life Insurance and Annuity Corporation Institutionally Owned Life Insurance Separate Account (BOLI 3-2), New York Life Insurance and Annuity Corporation Institutionally Owned Life Insurance Separate Account (BOLI 30C), New York Life Insurance Company, New York Life Insurance and Annuity Corporation, Metropolitan Life Insurance Company, MetLife Investors Insurance Company, First MetLife Investors Insurance Company, MetLife Investors USA Insurance Company, Metropolitan Tower Life Insurance Company, MetLife Insurance Company of Connecticut, Union Fidelity Life Insurance Company, Hartford Life Insurance Company, Hartford Life and Accident Insurance Company, Hartford Accident and Indemnity Company and Hartford Life and Annuity Insurance Company (collectively, the “Purchasers”) relating to the issuance by the Company of $569 million aggregate principal amount of the Notes, and the Company issued the Notes to the Purchasers and thereby consummated the Debt Financing. As discussed above, the Company intends to use the net proceeds from the issuance of the Notes to finance the Offer and to pay the fees and expenses in connection with the Offer.  In addition, the Company will use approximately $59 million of the proceeds from the sale of the Notes in connection with its prepayment of its outstanding senior notes, with varying interest rates, issued pursuant to a note agreement dated as of April 15, 1999 (the “1999 Notes”) and its outstanding 7.38% senior notes, issued pursuant to a note agreement dated as of December 28, 1995 (the “1995 Notes”).  Any net proceeds of the Notes offering not used for the foregoing purposes will be used for general corporate purposes.

The Notes were issued on August 9, 2010, and will bear interest at the rate of 5.22% per annum from the date thereof, payable semi-annually in arrears on February 9 and August 9 of each year.  The Notes mature on August 9, 2020.

The Company may at any time or from time to time prepay all or a portion of the Notes, in an amount not less than $2,000,000. Any such optional prepayment shall be at a price equal to 100% of the principal amount so prepaid plus the Make-Whole Amount (as defined in the Note Agreement) plus accrued and unpaid interest thereon, if any, to, but not including, the date of prepayment. Any optional prepayment of less than all of the Notes outstanding shall be allocated pro rata among all of the Notes then outstanding.

The Note Agreement provides that, in the event of a Change in Control (as defined in the Note Agreement), each holder of the Notes will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price equal to 100% of the principal amount plus the Make-Whole Amount plus accrued and unpaid interest, if any, to, but not including, the repurchase date. The Note Agreement includes representations and warranties by the Company to the Purchasers. The Note Agreement also includes certain affirmative covenants addressing, among other matters, the maintenance of the Company’s corporate existence, compliance with laws and the provision of certain financial information and reports to the Purchasers. The Note Agreement also includes certain financial covenants, including a maximum indebtedness to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio, a minimum fixed charge coverage ratio and a minimum consolidated net worth test. In addition, the Company agrees to be bound by certain negative covenants while the Notes are outstanding, which include, among other matters, limitations on consolidated total debt and priority debt, limitations on liens, limitations on mergers or consolidations and limitations on sales of assets. Upon the occurrence of an Event of Default (as defined in the Note Agreement), the Purchasers may declare the entire principal amount of the Notes, together with the Make-Whole Amount described in the Note Agreement and all accrued interest, to be immediately due and payable. Events of Default include, among other matters, nonpayment of the principal of or interest on the Notes when due, a breach of any of the covenants of the Company contained in the Note Agreement, bankruptcy, reorganization or insolvency events involving the Company and any representation or warranty of the Company contained in the Note Agreement proving to have been false or incorrect when made.

Additional details concerning the Notes can be found in Casey’s Current Report on Form 8-K filed with the SEC on August 10, 2010, which is incorporated herein by reference.

(9) Section “10. Certain Financial Information” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the section:

Unaudited Pro Forma Consolidated Financial Data.  The unaudited pro forma consolidated statement of income for the year ended April 30, 2010 has been prepared on the basis that the Offer was consummated, the Notes were issued, the prepayment of the 1995 Notes and the 1999 Notes occurred and the repayment of the Company’s 7.89% Senior Notes due 2010 (the “2000 Notes”) occurred, each on May 1, 2009, except for the prepayment premium on the 1995 Notes and the 1999 Notes, which has been calculated as of August 6, 2010. The 2000 Notes were paid at maturity on May 1, 2010 and, as such, the Company’s historical consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2010 do not reflect the repayment of the 2000 Notes.  The 1995 Notes and 1999 Notes were prepaid in connection with the issuance of the Notes. The unaudited pro forma consolidated balance sheet at April 30, 2010 has been prepared on the basis that the Offer was consummated, the Notes were issued, the prepayment of the 1995 Notes and the 1999 Notes occurred and the repayment of the 2000 Notes occurred, each on April 30, 2010, except for the prepayment premium on the 1995 Notes and the 1999 Notes, which has been calculated as of August 6, 2010.

The unaudited pro forma consolidated statements of income and the unaudited pro forma consolidated balance sheet (collectively, the “Pro Forma Financial Information”) have been derived from the application of pro forma adjustments to the consolidated historical financial statements of Casey’s.  The pro forma adjustments are estimates based on currently available information and certain adjustments that management believes are reasonable. The Pro Forma Financial Information is provided for illustrative purposes only and, because of its nature, is not necessarily indicative of the results of operations or financial results of Casey’s that would have actually resulted had the Offer been consummated, the Notes been issued, the prepayment of the 1995 Notes and the 1999 Notes occurred and the repayment of the 2000 Notes occurred, each as of the dates indicated, and are not intended to project Casey’s financial condition or results for any future period.

The Pro Forma Financial Information should be read in conjunction with the historical consolidated financial statements and notes thereto of Casey’s, which are included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended April 30, 2010.

We have included the following Pro Forma Financial Information solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Offer to Purchase under “Forward-Looking Statements” and those described in our Annual Report on Form 10-K incorporated by reference in this Offer to Purchase.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Fiscal Year Ended April 30, 2010
	Historical	Notes Issuance, Net of Costs			Payment of 1995 Notes, 1999 Notes and 2000 Notes		Consummation of Offer, Plus Costs			Pro Forma at $40 per Share	Pro Forma at $38 per Share
Assets
Current assets
Cash and cash equivalents	$151,676		$568,500	(1)	$(70,973	)(2)		$(501,500	)(3)	$147,703	$147,703
Accounts receivable	12,111									12,111	12,111
Inventories	124,951									124,951	124,951
Prepaid expenses	1,307									1,307	1,307
Deferred income taxes	9,417									9,417	9,417
Income taxes receivable	10,801									10,801	10,801
Total current assets	310,263		568,500		(70,973)			(501,500)		306,290	306,290
Property and equipment, at cost
Land	297,833									297,833	297,833
Buildings and leasehold improvements	621,882									621,882	621,882
Machinery and equipment	784,341									784,341	784,341
Leasehold interest in property and equipment	13,849									13,849	13,849
	1,717,905									1,717,905	1,717,905
Less accumulated depreciation and amortization	706,994									706,994	706,994
Net property and equipment	1,010,911									1,010,911	1,010,911
Other assets, net of amortization	10,054		500	(4)						10,554	10,554
Goodwill	57,547									57,547	57,547
Total Assets	$1,388,775		$569,000		$(70,973)			$(501,500)		$1,385,302	$1,385,302

Liabilities and Shareholders’ Equity
Current liabilities
Current maturities net of long-term debt	$24,577	$			$(12,429	)(5)	$			$12,148	$12,148
Accounts payable	145,334									145,334	145,334
Accrued expenses
Wages and related taxes	11,981									11,981	11,981
Property Taxes	15,267									15,267	15,267
Insurance	20,713									20,713	20,713
Other	23,014				(1,194	)(6)				21,820	21,820
Total current liabilities	240,886				(13,623)					227,263	227,263
Long-term debt, net of current maturities	154,754		569,000		(46,000	)(7)				677,754	677,754
Deferred income tax	141,229				(3,972	)(8)				137,257	137,257
Deferred compensation	12,788									12,788	12,788
Other long-term liabilities	14,799									14,799	14,799
Total liabilities	564,456		569,000		(63,595)					1,069,861	1,069,861
Commitments and contingencies
Shareholders’ equity
Preferred stock, no par value, none issued	-
Common stock, no par value, 50,926,162 Shares issued and outstanding at April 30, 2010	64,439							(64,439)		0	0
Retained earnings	759,880				(7,378	)(9)		(437,061)		315,441	315,441
Total shareholders’ equity	824,319				(7,378)			(501,500)		315,441	315,441
Total liabilities and shareholders’ equity	$1,388,775		$569,000		$(70,973)			$(501,500)		1,385,302	1,385,302

Book value per Share(10)	$16.19									$8.21	$8.35
See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part of this data.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Fiscal Year Ended April 30, 2010
	Historical	Notes Issuance, Net of Costs		Payment of 1995 Notes, 1999 Notes and 2000 Notes		Consummation of Offer, Plus Costs	Pro Forma at $40 per Share		Pro Forma at $38 per Share
Total revenue	$4,637,087	$		$			$4,637,087		$4,637,087
Cost of goods sold (exclusive of depreciation, shown separately below)	3,844,735						3,844,735		3,844,735
Gross profit	792,352						792,352		792,352
Operating expenses	526,291						526,291		526,291
Depreciation and amortization	73,546						73,546		73,546
Interest, net	10,993	29,752	(11)	(4,417	)(11)		36,328		36,328
Loss from early extinguishment of debt				11,351	(12)		11,351		11,351
Earnings before income taxes	181,582	(29,752)		(6,934)			144,896		144,896
Federal and state income taxes	64,620	(10,568	)(13)	(2,463	)(13)		51,589		51,589
Net earnings	$116,962	$(19,184)		$(4,471)			$93,307		$93,307

Earnings per common Share
Basic	$2.30						$2.43	(14)	$2.47	(15)
Diluted	$2.29						$2.42	(14)	$2.46	(15)

Earnings per common Share, excluding loss from early extinguishment of debt
Basic	$2.30						$2.62	(16)	$2.67	(17)
Diluted	$2.29						$2.61	(16)	$2.66	(17)

Ratio of earnings to fixed charges(18)	16.94:1						4.93:1		4.93:1
See the accompanying notes to the unaudited pro forma consolidated financial information, which are an integral part of this data.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
(in thousands, except Share and per Share data)

The foregoing unaudited Pro Forma Financial Information is presented for the purchase of $500,000 in value of Shares at both the maximum Purchase Price of $40.00 per Share and the minimum Purchase Price of $38.00 per Share.

The foregoing unaudited Pro Forma Financial Information also assumes:

●	prepayment of the 1995 Notes and the 1999 Notes for $58,351 (principal amount of $47,000 and prepayment premium of $11,351 are calculated as of August 6, 2010);

●	repayment at maturity of the 2000 Notes for $11,429;

●	issuance of $569,000 of Notes with an interest rate of 5.22% and $500 of debt issuance costs; and

●	purchase of $500,000 in value of Shares pursuant to the Offer and related costs and expenses of $1,500.

1.	Adjustment reflects the long-term debt related to the Offer as follows:

Issuance of Notes	$569,000
Debt issuance costs in connection to the Notes	$(500)
Total	$568,500

2.
Adjustment reflects the aggregate principal outstanding and accrued interest as of the date of prepayment or repayment, as applicable, on the 1995 Notes, the 1999 Notes and the 2000 Notes, plus prepayment premiums as of the date of prepayment on the 1995 Notes and the 1999 Notes.

3.	Adjustment reflects the use of $500,000 for Share repurchases in the Offer and related costs and expenses of $1,500.

4.	Adjustment reflects the deferral of issuance costs related to the issuances of the Notes of $500.

5.	Amount includes $1,000 of current maturities for the 1999 Notes and $11,429 for the maturity of the 2000 Notes.

6.	Amount includes $1,194 of accrued interest.

7.	Adjustment reflects changes in the Company’s long-term debt related to the Offer, including the issuance of the Notes and the prepayment of the 1995 Notes and the 1999 Notes.

8.	The Company expects to record a deferred tax asset of $3,972 in connection with the prepayment of the 1995 Notes and the 1999 Notes.

9.	Adjustment to retained earnings relates to the loss from the early extinguishment of debt related to the premium paid for the prepayment of the 1995 Notes and the 1999 Notes of $11,351, net of tax.

10.
Book value per Share is calculated by dividing the total shareholders’ equity by the Shares outstanding at April 30, 2010 and by the pro forma Shares outstanding after giving effect to the Offer at a Purchase Price of $40 per Share (38,426,162 Shares) and at a Purchase Price of $38 per Share (37,768,268 Shares), respectively.

11.
Adjustment reflects the net interest effect of the increase in interest expense related to the Notes and the elimination of the historical interest expense for the 1995 Notes, the 1999 Notes and the 2000 Notes.

Interest expense related to the Notes	$29,702
Amortization of deferred issuance costs related to the Notes	50
Total	$29,752

Eliminate interest expense related to the 1995 Notes	$2,214
Eliminate interest expense related to the 1999 Notes	1,264
Eliminate interest expense related to the 2000 Notes	939
Total	$4,417

12.
As a result of the prepayment of the 1995 Notes and the 1999 Notes, the Company expects to record a loss of $11,351 for the early extinguishment of debt during the second quarter of the fiscal year ending April 30, 2011.

13.
Adjustment reflects the net tax effect of the increase in interest expense related to the Notes, the decrease in interest expense related to the elimination of the historical interest expense for the 1995 Notes, the 1999 Notes and the 2000 Notes and the loss from early extinguishment of debt.

14.	Weighted average basic and diluted Shares outstanding were adjusted assuming that we repurchase $500,000 in value of Shares at $40.00 per Share (12,500,000 Shares).

15.	Weighted average basic and diluted Shares outstanding were adjusted assuming that we repurchased $500,000 in value of Shares at $38.00 per Share (13,157,894 Shares).

16.
Weighted average basic and diluted Shares outstanding were adjusted assuming that we repurchase $500,000 in value of Shares at $40.00 per Share (12,500,000 Shares) and earnings per Share were adjusted by eliminating the loss from early extinguishment of debt of $11,351, net of tax, related to the prepayment of the 1995 Notes and the 1999 Notes.

17.
Weighted average basic and diluted Shares outstanding were adjusted assuming that we repurchased $500,000 in value of Shares at $38.00 per Share (13,157,894 Shares) and earnings per Share were adjusted by eliminating the loss from early extinguishment of debt of $11,351, net of tax, related to the prepayment of the 1995 Notes and the 1999 Notes.

18.	For purposes of computing the ratios of earnings to fixed charges, “earnings” consists of pre-tax income plus interest expense. “Fixed charges” consist of interest expense plus capitalized interest.

(10) The paragraph under the caption “Casey’s Senior Notes” in section “11. Certain Information Concerning Casey’s” of the Offer to Purchase is hereby amended and restated as follows:

Casey’s Senior Notes. On April 31, 2010, the Company had outstanding the 1995 Notes, the 1999 Notes, the 2000 Notes and its 5.72% Senior Notes (the “2006 Notes”). The 2000 Notes were paid at maturity on May 1, 2010. Immediately prior to the repayment of the 1995 Notes and the 1999 Notes, the Company had $147 million in principal amount outstanding under the 1995 Notes, the 1999 Notes and the 2006 Notes.  Because the agreements governing the 1995 Notes and 1999 Notes contained provisions that would have restricted the Company’s ability to issue the Notes, the Company used approximately $59 million of the proceeds from the sale of the Notes to repay in full the $47 million principal amount of the 1995 Notes and 1999 Notes plus the prepayment premium and related expenses. On August 9, 2010, the Company consummated the Debt Financing through the issuance of the Notes in a private placement in an aggregate principal amount of $569 million. As of August 10, 2010, the Company had $669 million in principal amount outstanding under the 2006 Notes and the Notes.

Item 12.	Exhibits

“Item 12.  Exhibits” to the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)*	Offer to Purchase, dated July 29, 2010.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2010.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2010.
(a)(1)(F)*	Letter to participants in the Casey’s General Stores 401(k) Plan, dated July 29, 2010.
(a)(1)(G)*	Instruction form provided to participants in the Casey’s General Stores 401(k) Plan.
(a)(1)(H)*	Instructions and option election form for tender through conditional exercise of options.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Press Release, dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010).
(a)(5)(B)*	Summary Newspaper Advertisement, as published in The Wall Street Journal on July 29, 2010.
(a)(5)(C)	Employee Communication, dated July 28, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010).
(a)(5)(D)	Press Release, dated August 2, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed August 2, 2010).
(a)(5)(E)**	Press Release, dated August 10, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed August 10, 2010).
(a)(5)(F)**	Employee Communication, dated August 10, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed August 10, 2010).
(b)	Not Applicable.
(d)(1)
Casey’s General Stores, Inc. Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 10-Q filed September 13, 1994) and related form of Grant Agreement (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 8-K filed May 3, 2005).

(d)(2)
Casey’s General Stores, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 10-K405 filed July 25, 2001) and related form of Grant Agreement (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 8-K filed July 6, 2005).

(d)(3)	Form of “change of control” Employment Agreement (incorporated by reference to Exhibit 10.29(a) to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).
(d)(4)	Employment Agreement with Robert J. Myers (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed April 21, 2010).
(d)(5)	Executive Nonqualified Excess Plan Document and related Adoption Agreement (incorporated by reference to Exhibit 10.38 to Casey’s General Stores, Inc.’s Form 10-K filed June 29, 2007).
(d)(6)
Casey’s General Stores, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.41 to Casey’s General Stores, Inc.’s Form 8-K filed September 23, 2009) and related form of Restricted Stock Units Agreement (incorporated by reference to Exhibit (e)(8) to Casey’s General Stores, Inc.’s Schedule 14D-9/A filed June 24, 2010).

(d)(7)
Rights Agreement between Casey’s General Stores, Inc. and Computershare Trust Company, N.A., relating to Series A Serial Preferred Stock Purchase Rights (incorporated by reference from Casey’s General Stores, Inc.’s Form 8-K filed April 16, 2010).

(d)(8)	Casey’s General Stores 401(k) Plan (incorporated by reference to Exhibit 10.34 to Casey’s General Stores, Inc.’s Form 10-K filed July 29, 2003).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed as exhibits to the Schedule TO.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

By:	/s/ William J. Walljasper
Name:	William J. Walljasper
Title:	Senior Vice President and Chief Financial Officer

Dated: August 10, 2010